Exhibit 7.1

Explanation of ratio calculations

Other financial data	2016	2015	2014	2013	2012
Basic and diluted (loss)/earnings per ordinary share from
continuing operations - pence (1)	(59.5)	(27.7)	0.5	(85.0)	(58.9)
Share price per ordinary share at year end - £	2.25	3.02	3.94	3.38	3.25
Market capitalisation at year end - £bn	26.6	35.1	45.2	38.2	36.3
Net asset value per ordinary share - £	4.18	4.66	5.12	5.23	6.30
Return on average total assets (2)	(0.8%)	(0.2%)	(0.3%)	(0.7%)	(0.4%)
Return on average total equity (3)	(10.2%)	(2.9%)	(4.6%)	(12.8%)	(7.8%)
Return on average ordinary shareholders' equity (4)	(15.3%)	(4.0%)	(6.5%)	(14.7%)	(8.9%)
Average total equity as a percentage of average total assets	6.2%	6.0%	5.8%	5.5%	5.2%
Risk asset ratio - Tier 1 (5)	17.7%	19.1%	13.2%	13.1%	12.4%
Risk asset ratio - Total (5)	22.9%	24.7%	17.1%	16.5%	14.5%
Ratio of earnings to combined fixed charges and preference share dividends (6,7)
- including interest on deposits	(0.45)	0.17	1.52	(0.51)	0.13
- excluding interest on deposits	(2.13)	(1.17)	2.61	(5.12)	(3.73)
Ratio of earnings to fixed charges only (6,7)
- including interest on deposits	(0.53)	0.19	1.67	(0.55)	0.13
- excluding interest on deposits	(3.25)	(1.60)	3.58	(6.95)	(4.80)

Notes:

(1)	None of the convertible securities had a dilutive effect in the years 2012 to 2016.

(2)	Return on average total assets represents loss attributable to ordinary shareholders as a percentage of average total assets.

(3)	Return on average total equity represents loss attributable to equity owners expressed as a percentage of average shareholder funds.

(4)	Return on average ordinary shareholders' equity represents loss attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity.

(5)	2016, 2015 and 2014 are calculated on a PRA transitional basis; 2013 and 2012 are calculated on a Basel 2.5 basis.

(6)	For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(7)	The earnings for the years ended 31 December 2016, 2015, 2013 and 2012 were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended 31 December 2016, 2015, 2013 and 2012 was £4,586 million, £3,088 million, £9,247 million and £6,353 million respectively. The coverage deficiency for fixed charges for the years ended 31 December 2016, 2015, 2013 and 2012 was £4,082 million, £2,703 million, £8,849 million and £6,052 million respectively.